FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 5, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:  August 5, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

FOR IMMEDIATE RELEASE

NORSAT INTERNATIONAL INC. ANNOUNCES APPOINTMENT OF DR. AMIEE CHAN TO BOARD OF DIRECTORS

VANCOUVER, British Columbia – August 5, 2009 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF) today announced that it has appointed Dr. Amiee Chan, Norsat’s President and CEO, to its Board of Directors.

Dr. Amiee Chan has over 15 years of experience in executive management and research development in the satellite industry. An accomplished engineer, she has been published over a dozen times, currently holds a US patent in satellite technologies and has been involved in high level research teams such as the NASA ACTS Terminal Program. Prior to her promotion to CEO, Dr. Chan served as Vice President of Operations where the company experienced significant improvements to R&D, Production, IT, Customer Service, Supply Chain and Logistics, Sales and Quality Control. As the Director of Research and Development at Norsat International Dr. Chan produced several highly successful product lines that continue to be high revenue generators for the company. As a result of her strong entrepreneurial spirit, Dr. Chan was awarded in 2008 the Ernst and Young Entrepreneur of the Year Award.

Mr. Ugo A. Doninelli, Chairman of Norsat, stated, “It is my pleasure to welcome Amiee to the Board of Directors. On behalf of the Board, I believe this is a well deserved appointment as her vision and expertise in satellite communications have driven product line expansion, operational efficiencies and a corporate restructuring as part of her planned turnaround at Norsat International Inc. Amiee has the ability to make rapid decisions on sales, product development, operations and corporate strategy from the standpoint of an engineer and a CEO and I’m confident that she’ll bring these strengths to her newly appointed role of Director.”

Dr. Chan received her Executive MBA from Simon Fraser University where she majored in Strategy & New Ventures. She also holds an Electrical Engineering Ph. D. in Satellite Communications from the University of British Columbia and is a member of the Board of Trustees of the Canada Science and Technology Museum. She spearheads the Western Canadian branch of WIDS - Woman in Defense and Security. Always dynamic within her community, Dr. Chan is also heavily involved within her community and was a board member of the Vancouver Enterprise Forum. She also acts as a mentor in numerous organizations including Wired Woman Mentorship Program of Vancouver and the Society for Canadian Women in Science and Technology’s Ms. Infinity Program.

With the appointment of Dr. Chan, Norsat’s Board of Directors stands at four members, three of whom are independent, consistent with Norsat’s corporate governance guidelines.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at , via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended March 31, 2009, and the Management Discussion and Analysis for the three months ended March 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com..

Contact:

Norsat International Inc.

In Canada:

Dr. Amiee Chan, 604-821-2808

Caren Holtby

President & CEO

Investor Relations

achan@norsat.com

choltby@norsat.com

or

Eugene Syho, 604-821-2838

In the U.S.:

Chief Financial Officer

Adam P. Lowensteiner

esyho@norsat.com

Wolfe Axelrod Weinberger Assoc. LLC

(212) 370-4500; (212) 370-4505 (Fax)

adam@wolfeaxelrod.com

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